Exhibit 99.1

Press Release

D.E MASTER BLENDERS 1753 to enter AEX index

Amsterdam, August 31, 2012 – D.E MASTER BLENDERS 1753 today announced that it will be included in the AEX index as of September 24, 2012.

Following the quarterly review of the NYSE Euronext Amsterdam indices, D.E MASTER BLENDERS 1753 will be included in AEX-index, the Netherlands premier share index for Dutch listed companies, as of September 24, 2012.

With a market capitalization of more than € 5 billion, D.E MASTER BLENDERS 1753 will enter the AEX Index consisting of a total number of 25 funds at the 15th position. Inclusion in the index comes shortly after D.E MASTER BLENDERS 1753’s official listing on July 9, 2012.

Commenting on the news, Michel Cup, CFO of D.E MASTER BLENDERS 1753 said: “The inclusion in the AEX Index underlines the success of our recent listing as an independent pure-play coffee and tea company. We have a strong growth story and the ambition to become the number two coffee and tea company in the world through value added offerings, innovation and expansion. Inclusion in the AEX-index further strengthens our investment profile and increases our visibility in the financial markets. It marks a great next step for the future of our new company.”

Forward-Looking Information

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In addition, from time to time, in oral and written statements, representatives of D.E MASTER BLENDERS 1753 (the Company) discuss their expectations by making forward-looking statements regarding the Company. Forward-looking statements are generally but not always preceded by terms such as “intends”, “expects”, “projects”, “anticipates”, “likely” or “believes”. Forward-looking statements represent only the Company’s beliefs regarding the future many of which are by their nature inherently uncertain. The Company’s actual results may differ, possibly materially, from those expressed or implied in the forward-looking statements. Consequently, the Company wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause the Company’s actual results to differ from such forward-looking statements are those described in the Registration Statement on Form F-1 (Registration No. 333-179839) filed by the Company with the Securities and Exchange Commission, including the Company’s ability to transition successfully to a stand-alone operation, ongoing trends in the marketplace that affect the price and demand for the Company’s products, the cost and availability of raw materials as well as the outcome of the Company’s internal investigation relating to its operations in Brazil and the impact of the restatement of historical financial results. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7.500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

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